Mail Stop 4561

October 4, 2007

Philip L. Hawkins
518 17th Street, Suite 1700
Denver, Colorado 80202

>   **Re: DCT Industrial Trust Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30,**
>   **2007**
>   **File No. 001-33201**

Dear Mr. Hawkins:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules, page 67

Consolidated Statement of Operations, page F-3

1.   Please explain to us why your presentation deviates from Rule 3-15 of Regulation S-X.

Note 3 – Real Estate, page F-14

Contribution of Properties to Institutional Funds

2.   We note numerous transactions in which the company contributed assets to its equity investees. Please tell us and disclose as an accounting policy in future filings how the company accounts for these contributions in its financial statements.

3.   We note that joint ventures, SCLA, Logistics Way, Sycamore Canyon, and South Creek IV Distribution Facility are being accounted for using the equity method. Please tell us how you evaluated these joint ventures under FIN 46(R) in determining that they should not be consolidated.

Note 13 - Internalization, page F-38

4.   Explain to us how you determined that approximately $172 million should be allocated to the termination of a contract upon the acquisition of your Former Advisor under the consensus on Issue 2 of EITF 04-1. Your response should specifically address the amount by which the contract was favorable or unfavorable from the registrant's perspective when compared to pricing for current market transactions for the same or similar items and any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable.

Report of Independent Registered Public Accounting Firm, page F-44

5.   We note that your report of the independent registered public accounting firm does not include a designated signature. Please confirm to us that a manually signed audit opinion was received from the independent registered public accounting firm and please include a signature designation in future filings. Refer to Item 302 of Regulation S-T.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant